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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of February, 2003

                        Commission File Number: 001-12518

                      Banco Santander Central Hispano, S.A.
                 (Translation of registrant's name into English)

                              Plaza de Canalejas, 1
                               28014 Madrid, Spain
                     (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                      Form 20-F [X]           Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                            Yes [_]           No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                            Yes [_]           No [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                            Yes [_]           No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A


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                      Banco Santander Central Hispano, S.A.


                                TABLE OF CONTENTS


        Item
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         1.       Material fact dated February 21, 2003, regarding dividend
                  payment for the earnings of the 2002 financial year.


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                                                                          ITEM 1


[GRAPHIC] Santander Central Hispano


                                  MATERIAL FACT

Banco Santander Central Hispano, S.A. announces that as of 1st May next, it will pay a fourth and final dividend on account of the earnings for the 2002 financial year, amounting to euros 0.060732 per share.


With this payment, the total dividend amount paid per share on account of the earnings for the 2002 financial year is euros 0.288484, which is the same as the amount per share paid on account of the earnings for the 2001 financial year.


                                                   Madrid, 21 February, 2003


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                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         Banco Santander Central Hispano, S.A.


Date:  February 21, 2003                 By:  /s/ Jose Antonio Alvarez
                                              ---------------------------------
                                              Name:   Jose Antonio Alvarez
                                              Title:  Executive Vice President